News Release

RESIN SYSTEMS ANNOUNCES COMPLETION OF ITS FIRST WIND POWER ORDER

Edmonton, Alberta, April 25, 2006:  Resin Systems Inc. (RS - TSX / RSSYF - OTCBB), a composite products innovation company, through its operating division, RS Technologies (collectively “RS”), announced completion of its order for a major U.S. utility’s wind farm project in Texas. The RStandard™ modules have been assembled into transmission poles up to 26 metres (85 feet) in height.

The transmission poles were installed by Rosendin Electric Inc. (“Rosendin”) and saved them significant time and labour in the rough and unstable terrain. The modular design of the RStandard poles allowed Rosendin to change their pole requirements midstream and still meet the project completion date.

“We are obviously pleased with the results as our technology allowed Rosendin to complete the project on time. Wind power is a rapidly growing industry and this order is an excellent example of our increasing domestic market acceptance within the North American electrical utility marketplace” said Greg Pendura, Chairman, President and Chief Executive Officer of RS.

To view photos of this project, visit www.grouprsi.com.

About RS

RS is a composite product innovator. RS engineers advanced composite products for large-scale industrial markets. These products replace products which historically have been made using conventional building blocks of wood, concrete and steel. The foundation of RS is continuous innovation, product development and its proprietary Version™ polyurethane resin system.

RS's business strategy is to continually seek out future business opportunities in its realm of expertise while applying a focused, disciplined approach to commercializing those opportunities that pass its business tests. To date, RS has successfully developed and brought to market the award winning RStandard™ modular composite transmission and distribution structure and is in various stages of development with other composite products. For the latest on RS's developments, click on “Latest News” on www.grouprsi.com.

 “Version” and “RStandard” are trademarks of Resin Systems Inc.

For further information please contact:

Greg Pendura

Chairman, President and Chief Executive Officer

Resin Systems Inc.

Ph: (780) 482-1953

Fax: (780) 452-8755

Email:  gregp@grouprsi.com

www.grouprsi.com